As filed with the Securities and Exchange Commission September 7, 2001

                                                           File No. 70-9861


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 5
                                     TO
                                  FORM U-1
                          APPLICATION/DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    -----------------------------------

                      Great Plains Energy Incorporated
                     Kansas City Power & Light Company
                      Great Plains Power, Incorporated
                        KCPL Receivable Corporation
                             1201 Walnut Street
                        Kansas City, Missouri 64106

                                  KLT Inc.
                        10740 Nall Street, Suite 230
                        Overland Park, Kansas 66211

          (Names of companies filing this statement and addresses
                      of principal executive offices)
                    -----------------------------------

                     Great Plains Energy Incorporated*

 (Name of top registered holding company parent of each applicant or declarant)
                    -----------------------------------

                            Bernard J. Beaudoin
                          Chief Executive Officer
                      Great Plains Energy Incorporated
                             1201 Walnut Street
                        Kansas City, Missouri 64106
                    -----------------------------------

       The Commission is requested to mail copies of all orders, notices and other communications to:

         William G. Riggins, Esq.                    Nancy A. Lieberman, Esq.
         General Counsel                             W. Mason Emnett, Esq.
         Kansas City Power & Light Company           William C. Weeden
         1201 Walnut Street                          Skadden, Arps, Slate,
         Kansas City, Missouri  64106                  Meagher & Flom LLP
                                                     1440 New York Avenue, N.W.
                                                     Washington, D.C. 20008


* Great Plains Energy Incorporated will register as a public utility holding company upon completion of the reorganization described in Item 1 of this Application/Declaration.



         Kansas City Power & Light Company, a Missouri corporation ("KCPL"), and the other KCPL subsidiaries identified on the signature page herby amend the Application/Declaration on Form U-1 in File No. 70-9861 as follows:

1. By amending and restating the sixth paragraph and corresponding footnote 21 in Item 1.A.2.c. as follows:

         o KLT Gas Inc. ("KLT Gas") owns and operates interests in oil and gas producing properties and invests in companies which in turn own and operate interests in oil and gas producing properties, some of which are in or near KCPL's retail electric service territory. KLT Gas' primary focus is on coal bed methane producing properties, but also has a 50 percent working interest in natural gas producing properties in south Texas. KLT Gas and the companies in which it invests produce and gather gas, which is then transported on third-party pipelines and sold at wholesale. Gas produced by KLT Gas is made available to Strategic Energy for use in the provision of gas supply management services to its end users. Most of KLT Gas' properties are located near KCPL's service territory, and gas produced by KLT Gas also is and will be made available to KCPL and Great Plains Power for use in their current and anticipated gas-fired generation. KLT Gas, as a producer of hydrocarbons, further provides a natural hedge mechanism to KCPL and Great Plains Power as consumers of hydrocarbons. KLT Gas and its investments do not own interstate pipelines or local distribution facilities, and do not sell gas at retail. KLT Gas also owns FAR Gas Acquisitions Corporation, which holds limited partnership interests in coal bed methane gas well properties.21


------------

21 The retention of such incidental gas investments is consistent with Commis sion precedent. See American Electric Power Co., Holding Co. Act Release No. 27313 (Dec. 21, 2000); see also New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000); The Columbia Gas System, Inc., et. al., Holding Co. Act Release No. 21895 (Jan. 23,
     1981).


2. By amending and restating the thirteenth paragraph and corresponding footnote 25 in Item 1.A.2.c. as follows:


               KLT Investments II is in the process of liquidating its interests in CFB, KCEP, and Envirotech. To that end, KLT Investments II is seeking a purchaser for its interests in CFB and has entered into a letter agreement to sell its interests in KCEP and Envirotech, subject to the negotiation of definitive documents.25


-------------

25 The Commission is requested to reserve jurisdiction over Great Plains Energy's retention of KLT Investments II and its subsidiaries for a period of three years following the Reorganization and Great Plains Energy's registra tion under the Act. See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (reserving jurisdiction over retention of nonutility businesses for a period of three years from registration)



                                 SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amend ment No. 5 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106


 /s/ Bernard J. Beaudoin                             Date:    September 7, 2001
------------------------------------------
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board, President
         and Chief Executive Officer


KANSAS CITY POWER AND LIGHT COMPANY
1201 Walnut Street Kansas City,
Missouri 64106


 /s/ Bernard J. Beaudoin                             Date:    September 7, 2001
----------------------------------------
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board, President
         and Chief Executive Officer


KLT INC.
10740 Nall Street, Suite 230
Overland Park, Kansas 66211


 /s/ Gregory J. Orman                                Date:    September 7, 2001
---------------------------------------
Name:    Gregory J. Orman
Title:   President and CEO


GREAT PLAINS POWER, INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106


 /s/ John J. DeStefano                               Date:    September 7, 2001
----------------------------------------
Name:    John J. DeStefano
Title:   Vice President


KCPL RECEIVABLE CORPORATION
1201 Walnut Street
Kansas City, Missouri 64106


 /s/ Andrea F. Bielsker                              Date:    September 7, 2001
-----------------------------------------
Name:    Andrea F. Bielsker
Title:   President